Tambour_Original_Sodabi.mp3 (1m 51s) 1 speaker (Speaker 1)

Speaker 1: Smooth. Exotic. Sophisticated. Tambour Original is a premium, award-winning brand of Sodabi. Sodabi is a traditional liquor of West Africa that is distilled from palm trees, and is a vibrant part of everyday life. Tambour Original celebrates the proud roots and traditions of Benin, West Africa by showcasing regionally sourced honey, dates, and hibiscus flowers. Our unique blend of aromatics and spices won over the judges at the 2015 San Francisco World Spirits Competition, who awarded Tambour Original a silver medal. A versatile flavor profile and a rich history make Tambour Original an exciting new entry into the spirits market. Flavor isn't the only thing we concern ourselves with. We are committed to developing sustainable harvesting methods to conserve palm trees, which we hope to implement once resources permit. In addition, we value the development of the region through providing sustainable employment, thus ultimately helping the local community. Since 2013, a subsidiary company has been producing and selling Tambour Original in Benin, and has expanded distribution to the neighboring country of Togo. Nonetheless, increasing capacity and expanding into the larger American market will be pivotal to reaching profitability. Tambour Original is ready to use our established foothold in a growing African market to dive into the global spirits industry. With liquor sales rising 4% annually in the U.S. and a growing demand for alcohol varieties outside of the stayed and familiar whiskeys, vodkas, and rums, Tambour Original is poised to make a splash. Our parent company, VooDoo Spirits, has already laid the foundation for a U.S. product launch. With U.S. Federal Approval, a signed importer, and a committed brand manager. All we need is you. Explore our other materials and consider joining the beat of Tambour Original.